SEC FILE NUMBER: 000-21467

CUSIP NUMBER: 69423U

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐  Form 10-K    ☐  Form 20-F    ☐  Form 11-K    ☑   Form 10-Q    ☐   Form 10D
☐  Form N-SAR     ☐  Form N-CSR

For Period Ended: March 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Pacific Ethanol, Inc.

Full name of registrant

N/A

Former name if applicable

400 Capitol Mall, Suite 2060

Address of Principal Executive Office (Street and number)

Sacramento, CA 95814

City, state and zip code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Introductory Note:  Please see the information under the caption “Cautionary Statements” below which sets forth important disclosure regarding forward-looking statements contained in this Form.

Pacific Ethanol, Inc. and its subsidiaries (collectively referred to as the “Company,” “we,” “us” or similar terms unless the context otherwise requires) are engaged in the business of marketing and producing ethanol and its co-products.  As previously disclosed, our capital needs have historically been provided to a significant extent by our existing debt financing facilities.

We were unable to timely complete our consolidated financial statements for the quarter ended March 31, 2008 and file our Quarterly Report on Form 10-Q for this period (“Quarterly Report”), because (i) we have been negotiating a Forbearance Agreement and Release (“Forbearance Agreement”) with Comerica Bank (“Comerica”) with respect a Loan and Security Agreement dated August 17, 2007 (as amended, and together with all related loan documents, the “Loan Agreement”) between Comerica and Kinergy Marketing, LLC (“Kinergy”), one of our wholly-owned subsidiaries; and (ii) we did not complete the annual valuation of our intangible assets, which is scheduled to occur for the first quarter of each year, until Monday, May 12, 2008.

Comerica provided Kinergy with an operating line of credit of up to $25.0 million under the Loan Agreement.  With the completion of a preliminary draft of Kinergy’s financial statements for the quarter ended March 31, 2008, which were provided to Comerica on April 29, 2008 pursuant to the reporting requirements of the Loan Agreement, we became aware that Kinergy was out of compliance with certain financial covenants, specifically, that Kinergy maintain “Tangible Effective Net Worth” of at least $12.0 million and that Kinergy maintain a “Debt to Tangible Effective Net Worth” ratio of no greater than 3.50 to 1.00.  We commenced discussions with Comerica immediately, and have been in discussions with Comerica since that time, which culminated in the signing of the Forbearance Agreement on May 13, 2008.  Our noncompliance, despite the execution of the Forbearance Agreement by Comerica, is expected to require adjustments to our quarterly financial statements to record our obligations under the Loan Agreement as current liabilities.

We are preparing additional disclosure regarding the Forbearance Agreement and the consequences of entering into the Forbearance Agreement, which we expect to include in a Current Report on Form 8-K as soon as practicable.  Because the Forbearance Agreement was only finalized on May 13, 2008, we require additional time to complete the additional disclosure.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christopher W. Wright	(916)	403-2123
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒   No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒    No ☐
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Unaudited Preliminary Results of Operations

The following results of operations are preliminary and have not been audited or otherwise reviewed by our independent auditors.  The Company’s final, unaudited results of operations could be materially different from the unaudited preliminary results of operations set forth below.

Three Months Ended March 31, 2008

The Company anticipates reporting net sales of approximately $161.5 million for the first quarter of 2008 as compared to net sales of $99.2 million for the same period in 2007.  The increase in net sales for the first quarter of 2008 as compared to the same period in 2007 was primarily due to a substantial increase in sales volume, which was partially offset by lower average sales prices. The volume of ethanol sold by the Company in the first quarter of 2008 increased by approximately 58% as compared to the same period in 2007.  The Company’s average sales price of ethanol decreased by $0.04 per gallon, or 2%, to $2.30 per gallon in the first quarter of 2008 from an average sales price of $2.34 per gallon in the same period in 2007.

The Company anticipates reporting gross profit of approximately $15.7 million for the first quarter of 2008 as compared to gross profit of $15.3 million for the same period in 2007.  The Company anticipates reporting that its gross profit margin was approximately 9.7% for the first quarter of 2008 as compared to a gross profit margin of 15.4% for the same period in 2007.  The decline in the Company’s gross profit and gross profit margin was primarily due to a lower average sales price of ethanol, as discussed above, and higher corn costs.

The Company anticipates reporting a net loss of approximately $36.2 million for the first quarter of 2008 as compared to net income of $3.0 million for the same period in 2007.  The Company’s net loss for the first quarter of 2008 included a net $39.8 million of goodwill impairment, which is comprised of a total of $88.2 million, less impairment of $48.4 million representing the Company’s noncontrolling interest in Front Range Energy, LLC, its variable interest entity.

The Company anticipates reporting a loss available to common stockholders of approximately $37.3 million, inclusive of preferred stock dividends, for the first quarter of 2008 as compared to income available to common stockholders of $1.9 million, net of preferred stock dividends, for the same period in 2007.

The Company anticipates reporting basic and diluted net loss per common share of approximately $0.93 for the first quarter of 2008 as compared to basic and diluted net income per common share of $0.05 for the same period in 2007.  The loss per share for the first quarter of 2008 includes a noncash goodwill impairment of $0.99 per share. Excluding the impairment, the Company would have reported income of $0.06 per share. The Company had approximately 40.1 million weighted-average basic and diluted shares outstanding for the first quarter of 2008.

Cautionary Statements

This Form includes forwarding looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 regarding us and our business that are not historical facts and are indicated by words such as “anticipate,” “expect,” “believe,” other formulations of those terms and similar terms.  Such forward looking statements involve risks and uncertainties including, in particular, whether our final unaudited financial results as of and for the three months ended March 31, 2008, will comport with the preliminary information summarized herein.  Material risks and uncertainties exist regarding these matters, and we can not assure you that our Quarterly Report will be completed on the terms described herein, or at all.  In addition, investors should also review the factors contained in the “Risk Factors” section of our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2008.

Pacific Ethanol, Inc.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 13, 2008	By:	/s/ Christopher W. Wright
	Name:	Christopher W. Wright
	Title:	Vice President, General Counsel & Secretary